

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Michael L. Krall
President and Chief Executive Officer
Pure Bioscience, Inc.
1725 Gillespie Way
San Diego, CA 92020

> **Re:**   **Pure Bioscience, Inc.**
> **Amendment 1 to Registration Statement on Form S-3**
> **Filed July 19, 2012**
> **File No. 333-182475**

Dear Mr. Krall:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment one from our letter dated July 13, 2012. Please revise the prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity as well as the amount of securities, if any, that have been offered during the prior twelve calendar month period. Please refer to Instruction 7 to General Instruction I.B.6. of Form S-3.

Exhibit 5.1

2. We note counsel's revision to the legality opinion in response to comment two in our letter dated July 13, 2012. Please have counsel revise the opinion to remove the warrants from the definition of "Securities."

You may contact me at (202) 551-3397 with any questions.

> Sincerely,
>
> /s/ Jay Ingram
>
> Jay Ingram
> Legal Branch Chief

Via E-mail
cc: Keith A. Rosenbaum, Esq.